UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated September 22, 2020

Commission File Number: 001-38024

BeyondSpring Inc.

BeyondSpring Inc.
28 Liberty Street, 39th Floor
New York, New York 10005
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country“), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

On September 22, 2020, BeyondSpring Inc. (the “Company”) appointed Elizabeth Czerepak as its Chief Financial Officer, effective immediately.  Ms. Czerepak is a pharmaceutical and biotech veteran with over 30 years of senior finance leadership, Board and venture capital experience at both large pharmaceutical and high-growth-stage companies.

Ms. Czerepak most recently served as Chief Financial Officer and Chief Business Officer for Genevant Sciences, a technology focused nucleic acid delivery company.  Prior to that, she served as Chief Financial Officer and Executive Vice President of Corporate Development at Altimmune, Inc., a clinical stage biopharmaceutical company, where she led a reverse merger with PharmAthene, Inc.  Her other roles in the pharmaceutical and biotech industries include Chief Financial Officer and Chief Business Officer of Isarna Therapeutics and Chief Financial Officer of Cancer Genetics, Inc.  Additionally, Ms. Czerepak has 10 years of venture capital investment experience as a former Managing Director at Bear Stearns and JPMorgan, and Founding General Partner of BSHI Venture Fund.

Ms. Czerepak also brings to the Company 18 years of experience spent in leadership positions at companies that include Hoffmann-La Roche and Merck & Co., serving on finance, strategic planning, business development and product launch teams.  She spearheaded the global partner search for D2E7 (Humira®), which culminated in BASF Pharma’s sale to Abbott for $6.9 billion. Earlier, she played a key role in Roche’s acquisition of Syntex for $5.4 billion.  Over the years, she has also been instrumental in raising hundreds of millions of dollars for biotech companies by leading investments, as well as through her contributions as a Chief Financial Officer and Board member.  She earned an MBA from Rutgers University and B.A. from Marshall University.  More recently, she also earned a Corporate Director Certificate from Harvard Business School.

Ms. Czerepak currently serves as a Board Member and Chair of the Audit Committee at Spectrum Pharmaceuticals, DelCath Systems and Scilex Pharmaceuticals.

In connection with Ms. Czerepak’s appointment, the Compensation Committee of the Board of Directors of the Company approved a grant of 225,000 incentive stock options to Ms. Czerepak pursuant to the Company’s 2017 Omnibus Incentive Plan, as amended and restated.  112,500 of the options will be time-based and the remaining 112,500 options will be performance based.   One-fourth of the time-based options to Ms. Czerepak will vest on the first anniversary of the grant date and the remaining options will vest in twelve equal quarterly installments beginning on the date that is fifteen months following the grant date and ending on the fourth anniversary of the grant date.  The metrics applicable to the performance based options will be determined by the Compensation Committee of the Board of Directors of the Company in its discretion.

Simultaneously, Seed Therapeutics, Inc., the Company’s new subsidiary focused on a targeted protein degradation platform to attack previously believed undruggable targets, has appointed the Company’s previous Chief Financial Officer, Edward Liu, as Chief Financial Officer.  Mr. Liu will also retain his responsibilities as Chief Financial Officer of BeyondSpring, China.

The information contained in this report, except the third and sixth paragraphs of Exhibit 99.1, which contain certain quotes by the Chairman and Chief Executive Officer of BeyondSpring Inc. and Ms. Czerepak, is hereby incorporated by reference into the Registration Statements on Form F-3, File No. 333-224437 and File No. 333-234193, and the Registration Statements on Form S-8, File No. 333-216639 and File No. 333-240082.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BeyondSpring Inc.

By:	/s/ Lan Huang
	Name:	Lan Huang
	Title:	Chairman and Chief Executive Officer

Date: September 22, 2020

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Press release, dated September 22, 2020.